Exhibit 99.3

               ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE CHARTER

This Environmental, Health and Safety Committee Charter was adopted by the Board of Directors of Tungsten Corp. (the "Company") on June 14th, 2013.

A committee of the Board of Directors, to be known as the Environmental, Health & Safety Committee (the "Committee"), is designated to consist of at least two
(2) members of the Board of Directors. The Board appoints Committee members and the Committee Chair. The Committee shall meet a minimum of two times annually, shall have the powers and duties below, and shall report thereon to the Board of Directors.

I.PURPOSE

The purpose of the Committee is to review with management and, where appropriate, make recommendations to management and the Board regarding the Company's policies and practices with respect to environmental, health, safety and security matters.

II. DUTIES AND RESPONSIBILITIES

     A. The Committee shall review with management the metrics used to assess the performance of the Company related to environmental, health, safety and security. It will report to the Board on the statistical measures used to monitor performance along with any significant risk, liabilities or anticipated significant expenditures with respect thereto.

     B. The Committee shall meet as scheduled with the executive officers and senior operations managers who are primarily responsible for creating and implementing the Company's environmental, health, safety and security policies and procedures and who are responsible for the overall performance against such policies andprocedures. During such meetings, management shall review with the Committee the Company's programs, policies and procedures and shall report to the Committee the results of compliance audits of these programs and policies.

     C. The Committee shall conduct a self-evaluation at least annually in a manner it deems appropriate to determine whether it is functioning effectively against the requirements of this Charter and review this evaluation with the Board.

     D. The Committee shall, at least annually, review this Charter and submit any recommended changes to the Board. In fulfilling its responsibilities, the Committee shall have the authority, subject to applicable laws and regulations, to delegate any or all of its responsibilities to a subcommittee of the Committee. In addition, the Committee may, in its discretion, retain legal counsel, consultants, or advisors that the Committee believes to benecessary or appropriate for purposes of fulfilling its responsibilities on matters pertaining to environment, health, safety and security. The Company shall provide appropriate funding for such discretionary support activities.
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Any employee may communicate directly with the chair of the Committee inconfidence and without prior management approval on matters pertaining to environment, health, safety and security.

This Charter shall be included on the Company's website.

TUNGSTEN CORP.


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